UNI
SECURITIES AND
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 53425

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Venecredit Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 BRICKELL AVENUE, SUITE 1575
(No. and Street)

MIAMI (City) FLORIDA (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALVARO FRIAS 305-372-2446
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH, LLP
(Name – *if individual, state last, first, middle name*)

401 EAST LAS OLAS BOULEVARD, SUITE 1100 (Address) FORT LAUDERDALE (City) FLORIDA (State) 33301 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALVARO FRIAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VENECREDIT SECURITIES, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

MANAGING DIRECTOR

Title

Notary Public

MICHEL NICOLAS
NOTARY PUBLIC - STATE OF FLORIDA
COMMISSION # FF 005753
MY COMMISSION EXPIRES AUGUST 2, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VENECREDIT SECURITIES, INC.

(A Wholly-Owned Subsidiary of VBT Holdings, LTD.)

Miami, Florida

(S.E.C. I.D No. 8-53425)

FINANCIAL STATEMENTS AND SUPLEMENTARY INFORMATION

December 31, 2014

And

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

And

SUPPLEMETARY INFORMATION

VENECREDIT SECURITIES, INC.

(A Wholly-Owned Subsidiary of VBT Holdings, LTD.)

Miami, Florida

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

December 31, 2014

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Venecredit Securities, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Venecredit Securities, Inc. as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Venecredit Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venecredit Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Schedule of the Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 ("Supplementary Information") as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of Venecredit Securities, Inc.'s financial statements. The Schedule of the Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are the responsibility of management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule of the Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 26, 2015

VENECREDIT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS	
Cash and cash equivalents	$ 1,139,733
Interest-bearing deposits	1,868,607
Deposit with clearing organization (restricted)	100,000
Trading assets, at fair value	824,986
Prepaid expenses and other assets	30,127
Fixed assets, net	25,742
	$ 3,989,195
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued commissions	$ 96,442
Accrued expenses and other liabilities	63,579
Total liabilities	160,021
Stockholder's equity	
Common stock, $1 par value; 1,000,000 shares authorized, issued and outstanding	1,000,000
Retained earnings	2,829,174
Total stockholders' equity	3,829,174
	$ 3,989,195

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2014

Revenue:	
Commission income	$ 1,253,892
Administrative fees	349,200
Interest income	58,414
Loss on trading securities, net	(830)
Other income	184,319
	1,844,995
Expenses:	
Compensation and benefits	494,601
Commission expense	400,773
Professional services	97,150
Clearing fees	100,221
Occupancy and equipment	78,947
Insurance	62,207
Other	107,637
	1,341,536
Income before income taxes	503,459
Income tax expense	189,400
Net income	$ 314,059

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2014

	Common Stock	Retained Earnings	Total
Balance at January 1, 2014	$ 1,000,000	$ 2,515,115	$ 3,515,115
Net income	-	314,059	314,059
Balance at December 31, 2014	$ 1,000,000	$ 2,829,174	$ 3,829,174

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2014

Cash flows from operating activities	
Net income	$ 314,059
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	7,818
Changes in assets and liabilities	
Interest-bearing deposits	126,932
Trading assets	199,051
Prepaid expenses and other assets	19,482
Accrued commissions	26,101
Accrued expenses and other liabilities	7,326
Net cash provided by operating activities	700,769
Cash flows from investing activities	
Capital expenditures	(27,051)
Net cash used in investing activities	(27,051)
Net change in cash and cash equivalents	673,718
Cash and cash equivalents at beginning of year	466,015
Cash and cash equivalents at end of year	$ 1,139,733
Supplemental disclosure:	
Income taxes paid	$ 176,000

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Venecredit Securities, Inc. (the Company) was formed in May 2001 and is a fully disclosed introducing broker-dealer registered with the Securities and Exchange Commission (SEC). The Company commenced operations in March 2002. The Company is a wholly-owned subsidiary of VBT Holdings, LTD. The Company offers traditional securities transaction and brokerage services to its customers. The Company clears all of its securities transactions on a fully-disclosed basis through Pershing LLC, a subsidiary of The Bank of New York (Pershing). The Company is a member of and is regulated by the Financial Industry Regulatory Authority (FINRA). The Company primarily operates in South Florida and Venezuela.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand and amounts due from depository institutions having an initial maturity of three months or less as cash and due from banks for purposes of the statement of cash flows.

Interest-Bearing Deposits: Interest-bearing deposits mature within one year and are carried at cost.

Trading Assets: The Company engages in trading activities for its own account. Securities that are held principally for resale in the near term are recorded at fair value with changes in fair value included in earnings. Interest and dividends are included in net interest income.

Revenue Recognition: Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Financial Instruments with Off-Balance-Sheet Risk: The Company, under the correspondent clearing agreement with its clearing agent, has agreed to indemnify the clearing agent from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. There were no accounts with margin balances as of December 31, 2014. Since its inception, the Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. Accordingly, the Company has not recorded any contingent liability in its financial statements for this indemnity.

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments (such as cash, interest bearing deposits and accrued expenses), approximate their fair value because of the short maturity of the instruments.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk: As of December 31, 2014, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, money market accounts, time deposits and clearing deposits. The Company also engages in trading activity with various counterparties that are mostly financial institutions in the United States. As more fully disclosed in Note 3, the Company has a trading security portfolio with significant concentration risk in fixed income securities (corporate bonds). Management believes there is no significant risk of loss or counterparty risk on these financial instruments.

Most of the Company's business activity is with customers domiciled in Venezuela. Therefore, the Company's exposure to any future credit and liquidity risks is significantly affected by changes in the economy and political stability of Venezuela.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

In the event that the Company recognizes interest and/or penalties related to income tax matters, these are included in income tax expense in the accompanying statement of operations.

NOTE 2- FULLY- DISCLOSED CLEARING AGREEMENT

In 2001, the Company entered into a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2014, the Company had $100,000 of cash on deposit to satisfy this requirement and this is included in the statement of financial condition as deposit with clearing organization (restricted). Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

NOTE 3 – TRADING ASSETS AND CONCENTRATIONS OF CREDIT RISK

As of December 31, 2014 securities owned were as follows:

US Corporate Bonds:	
Sherwin Williams	$ 297,930
Clorox Co	90,108
Kellogg Co	55,761
Burlington North Santa Fe	25,030
CVS Caremaker	55,183
Hewlett Packard	48,259
Federal Home Loan	31,444
Metlife	46,358
Marriott	46,041
Comcast Cable	30,425
	726,539
Equities:	
Dreamworks Animation	49,126
KKR & Co.	49,321
	98,447
	$824,986

The proceeds from sales of trading securities and the associated gains and losses are listed below:

Proceeds	$ 234,320
Gross gains	12,164
Gross losses	(12,994)

NOTE 4 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of trading securities outstanding as of December 31, 2014 are determined by obtaining quoted prices that are not recent or active, fair values are calculated based on inputs that are observable and corroborated by market data of the identical asset (Level 2).

The carrying amounts, which approximate the estimated fair value because of their short maturity, for cash and cash equivalents of $1,139,733 and interest bearing deposits and deposits with clearing organization of $1,968,607, are considered Level 1 inputs.

NOTE 5 - INCOME TAXES

Income tax expense for the period ended December 31, 2014 was as follows.

Current	$ 188,317
Deferred	1,083
	$ 189,400

Period end net deferred tax liability, included in accrued expenses and other liabilities in the Statement of Financial Condition was due to the following:

Deferred tax assets:	
Deferred rent	$ 564
Accrued expenses	5,538
	6,102
Deferred tax liabilities:	
Fixed assets depreciation	(10,929)
Total net deferred tax liability	$ (4,827)

NOTE 5 - INCOME TAXES (Continued)

The federal statutory rate for the Company is 34%. Effective tax rate defer from the federal statutory rate applied to the financial statement income due to the effect of state income taxes and other miscellaneous items.

The Company is subject to US federal income tax as well as income tax of the state of Florida. The Company is not subject to examination by taxing authorities for years prior to 2011.

NOTE 6 – LEASES

The Company subleases a portion of the operating lease on a month by month basis and recognizes the income as an offset to occupancy expenses in the accompanying statement of operations.

Estimated future rent commitments under the non-cancelable operating lease at December 31, 2014 were as follows:

Year ending December 31,	Amount
2015	$ 98,027
2016	100,968
2017	103,997
2018	107,117
2019	110,330
	$ 520,439

Rent expense was $63,216 for the year ended December 31, 2014 net of sublease payments of $42,111.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company is a member of a group of companies affiliated through common ownership and management. During 2014, the Company earned approximately $221,000 from commissions derived from trades involving these companies under the same control.

At December 31, 2014, there are no amounts due from and approximately $92,000 due to companies within the common ownership group.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2014, the Company had net capital of $3,701,508 which was $3,601,508 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .0432 to 1 at December 31, 2014.

SUPPLEMENTARY INFORMATION

VENECREDIT SECURITIES, INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2014

Total stockholder's equity	$ 3,829,174
Deductions and/or charges	
Net fixed assets	25,742
Other non-allowable assets	33,204
Net capital before haircuts on securities	3,770,228
Haircuts on securities	68,720
Net capital	$ 3,701,508
Aggregate indebtedness	
Items included in statement of financial condition	
Accrued commissions	96,442
Accrued expenses and other liabilities	63,579
Total aggregate indebtedness	$ 160,021
Aggregate indebtedness to net capital	4.32%
Computation of basic net capital requirement	
Minimum net capital required	$ 100,000
Net capital	3,701,508
Excess net capital	$ 3,601,508
Excess net capital at 100% (net capital less 120% of minimum dollar net capital requirement)	$ 3,581,508

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2014 unaudited FOCUS Part IIA filings submitted on February 17, 2015.

The amended 12/31/14 FOCUS report filed on February 17, 2015 differs from the original unaudited 12/31/14 FOUCS report filed on January 24, 2015 due to the overstating of haircuts in the firm investment account. A review of the firm work papers demonstrated that a transposition error occurred during the onboarding of data to the CRD filing system. Provided below is a reconciliation between the amounts reported in the original FOCUS filing and the amended FOCUS filing for the year ended December 31, 2014:

	Per Original FOCUS Report	Effect of Audit Reclassification	Per Amended FOCUS Report
Net capital	$ 3,697,523	$ 3,985	$ 3,701,508
Excess net capital	3,597,523	3,985	3,601,508
Aggregate indebtedness	160,021	0	160,021
Ratio of aggregate indebtedness to net capital	4.33%	(0.01%)	4.32%

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) - $2,500 capital category as per Rule 15c3-1	______
B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained	______
C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm: Pershing Advisor Solutions LLC	X
D. (k)(3) - Exempted by the order of the Commission	______

VENECREDIT SECURITIES, INC.
Member SIPC / FINRA

February 26, 2015

Crowe Horwath LLP
401 East Las Olas Boulevard
Suite 1100
Fort Lauderdale, FL 33301-4230

Reference: Oath or Affirmation [SEA Rule 17a-5(e)(2)]

Ladies and Gentlemen:

We are providing this letter in connection with your audit of the financial statements of Venecredit Securities, Inc (the Company) as of December 31, 2014 and for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America and whether the supplemental information is presented fairly in relation to the basic financial statements. We are also providing this letter in connection with your review of our assertions made in our Exemption Report pursuant to Rule 17a-5(d) as of December 31, 2014 and for the year then ended.

Some representations in this letter are specifically limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your audit:

1. We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated September 15, 2014, for the preparation and fair presentation of the financial statements of financial condition, income, changes in stockholders' equity, and cash flows in accordance with accounting principles generally accepted in the United States of America.

2. We are responsible for maintaining internal control that will, among other things, help assure the preparation of the financial statements that are free from material misstatement in conformity with accounting principles generally accepted in the United States of America. We acknowledge our responsibility for the design, implementation and maintenance of internal control to prevent and detect fraud.

3. We have made available to you:

   a. All financial records, documentation and other information that is relevant to the preparation and fair presentation of the financial statements, as well as the related supplemental information.

b. All additional information that you have requested from us for the purpose of the audit.

c. Unrestricted access to persons within the Company from whom you determined it necessary to obtain audit evidence.

d. All minutes of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

e. All regulatory examination reports and correspondence to and from regulatory agencies, including communications concerning compliance with laws and regulations or supervisory actions, if any.

4. We have no plans or intentions that might materially affect the carrying value or classification of assets and liabilities.

5. We have identified all accounting estimates that materially affect recorded amounts and disclosures in the financial statements, and the key factors and significant assumptions underlying those estimates. We believe the estimates are reasonable in the circumstances.

6. We have identified all accounting estimates that materially affect recorded amounts and disclosures in the financial statements, and the key factors and significant assumptions underlying those estimates including:

   a. Allowance for doubtful accounts.

   b. Classification and valuation of investments.

   c. Valuation of long lived assets, goodwill and other intangible assets, and deferred tax assets.

   d. Disclosure of fair value of financial instruments.

   e. Recognition and measurement of tax positions *(applies if provisions of FIN 48, codified in ASC 740, have been adopted).*

   We believe the estimates are reasonable in the circumstances.

7. Except as disclosed in the financial statements, or directly to you, there are or have been no material:

   a. Related party relationships and/or transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements and guarantees.

   b. Equity repurchase options or agreements or equity reserved for options, warrants, conversions or other requirements, or oral or written agreements to repurchase assets previously sold.

   c. Arrangements, either written or oral, with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and line-of-credit or similar arrangements.

   d. Oral or written guarantees or warranties

   e. Repurchase or reverse repurchase transactions related to securities.

f. Financial instruments with "off-balance-sheet" risk and financial instruments, including receivables, with concentrations of credit risk including disclosure of:

   i. The extent, nature, and terms of financial instruments with off-balance-sheet risk.

   ii. The amount of credit risk of financial instruments with off-balance-sheet risk and information about the collateral supporting such financial instruments.

   iii. Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.

g. Asserted or unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with FASB ASC 450, *Contingencies*.

h. Risks associated with concentrations, based on information known to management, that meet all of the following criteria:

   i. The concentration exists at the date of the financial statements.

   ii. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

   iii. It is at least reasonably possible that the events that could cause the severe impact will occur in the near term.

i. Significant accounting estimates that are susceptible to changing materially as a result of an event or change in conditions that is reasonably possible of occurrence within one year from the date of the financial statements.

j. Liens, encumbrances or other title impairments, such as pledges as collateral, on Company assets at the date of the financial statements.

k. Restrictions under borrowing agreements.

l. Unrecorded transactions.

m. Significant events that have occurred subsequent to the date of the financial statements through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

n. Expenditures deferred to future periods that are not recoverable.

o. Sales of items with recourse provisions.

p. Commitments to originate purchase or sell loans or securities, or other financial instruments with off-balance sheet risk.

q. Derivative financial instruments such as futures, forwards, swaps or options, or other financial instruments.

8. Except as disclosed to you, we have no knowledge of any fraud or suspected fraud affecting the Company involving:

    a. Management, whether material or not.

    b. Employees who have significant roles in internal control, whether material or not.

    c. Others where the fraud could have a material effect on the financial statements.

9. Except as disclosed to you, we have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements received in communications from employees, former employees, analysts, regulators, short sellers or others.

10. Except as disclosed to you, there have been no:

    a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with FASB ASC 450, *Contingencies*.

    c. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB ASC 450, *Contingencies*.

    d. Communications from regulatory agencies concerning noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing the financial statements.

11. We are not aware of any pending or threatened litigation and claims whose effects should be considered when preparing the financial statements and we have not consulted with internal or external legal counsel concerning any litigation or claims.

12. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

13. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion an adequate reserve has been established to cover any losses that may be incurred upon collection.

14. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

15. We are responsible for the fair presentation of the supplemental information and (if applicable) the form and content of that supplemental information, in accordance with Rule 17a-5 of the Securities Exchange Act of 1934 and believe the supplemental information, including its form and content, is fairly stated and presented in all material respects. The methods of measurement or presentation have not changed from those used in the prior period. We are responsible for all significant assumptions or interpretations underlying the measurement or presentation of the supplemental information including. Such assumptions or interpretations have been identified and disclosed to you and we believe such assumptions or interpretations are appropriate.

16. We understand that during the course of your audit, you have relied on work performed by the following specialists. We confirm that we have no relationships with those specialists that may bear on their objectivity, such as the ability through employment, ownership, contractual right, family relationship or otherwise to directly or indirectly control or significantly influence the specialist.

    - Pershing, LLC
    - Bloomberg

17. During the course of your audit, we have provided to you physical or electronic copies of various original documents. We understand that you are relying on such copies as audit evidence in your audit and represent that copies provided are an accurate and completed representation of the original documentation and that the copies have not been modified from their original version.

18. We have established written supervisory procedures and performed the annual certification of such written supervisory procedures.

19. Significant deficiencies and material weaknesses, if any, noted by management related to internal controls over financial reporting, net capital calculation and custody of customer assets have been disclosed to the auditor.

20. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto.

    It is understood that the term *securities and investments not readily marketable* includes but is not limited to the following:

    a. Securities for which there is no market on a securities exchange or independent publicly quoted market.

    b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3(B) of such act have been complied with), that is, restricted stock.

    c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

21. The methods and significant assumptions used to determine fair values of financial instruments, including derivative product transactions, are as follows:

    a. The fair values of trading securities outstanding as of December 31, 2014 were determined by obtaining quoted prices that are not recent or active, fair values are calculated based on inputs that are observable and corroborated by market data of the identical asset (Level 2).

22. In addition, the Company at December 31, 2014, had:

    a. Recorded all securities exchange memberships on the books.

    b. Properly recorded all participation in joint accounts carried by others.

    c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

    d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements of puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

    e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

    f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

23. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under 17 CFR 240.15c3-1 (the Net Capital Rule).

24. In accordance with FASB ASC 820, *Fair Value Measurement*, the Company has categorized its financial instruments, based on the priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

25. The Company has assessed the impact of FASB ASC 740, *Income Taxes*, and has determined that no material liability is required to be recorded.

26. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

27. The Company's does not have an expense sharing agreement with VBT Holdings and has determined all transactions with the after mentioned to be on a reasonable basis which is considered a proper method pursuant to SEC Rule 17a-13(a)(1) and (a)(2). The financial statements include all expenses directly attributable to the Company, as well as reasonably estimated allocations of administrative functions and services, rent, utilities. We believe that these allocations are based on reasonable assumptions. There are no working capital loans by and between the Parent and the Company.

28. With regards to the identified exemption provisions from Rule 15c3-3 claimed by the Company as of and during the year ended December 31, 2014:

    a. We have claimed exemptive provision 15c3-3k 2(ii) for the entire year ended December 31, 2014 and through the date of this letter, which agrees with the assertions we have made in our Exemption Report.

    b. We are responsible for compliance with the identified exemption provisions throughout the fiscal year.

    c. We are responsible for the assertions that:

        i. We have made available to you all records and other information relevant to our assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of your review report.

        ii. Subsequent to the period addressed in our assertions and through the date of this letter, there have been no known events or other factors that might significantly affect our compliance with the identified exemption provisions.

29. Net capital computations, prepared by the Company during the period from January 1, 2014, through the date of this letter, indicated that the Company was in compliance with the requirements of the Net Capital Rule (and applicable exchange requirements) at all times using the period. The Company is not subject to and did not prepare a calculation for the reserve requirements of Rule 15c3-3 in accordance with applicable regulations.

30. The Company has appropriately reconciled its books and records (for example, general ledger accounts) underlying the financial statements to their related supporting information (for example, sub ledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account. All intercompany accounts have been eliminated or appropriately measured and considered for disclosure in the financial statements.

31. All borrowings and financial obligations of the Company of which we are aware are included in the financial statements at December 31, 2014, as appropriate. We have fully disclosed to you all borrowing arrangements of which we are aware.

32. We have no past due share of the PCAOB's accounting support fee that is outstanding.

33. We have complied with the annual Securities and Exchange Commission's (SEC) notification of engaged independent auditors, pursuant to SEC Rule 17a-5(f)(2).

VENECREDIT SECURITIES, INC.
Member SIPC / FINRA

February 26, 2015

34. We have made all assessment payments to the Securities Investor Protection Corporation (SIPC) as required for the year-ended December 31, 2014. The SIPC assessment payments reported by the Company on Form SIPC-7 are in compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2014.

Alvaro Frias
Chief Executive Officer/ Principal

VENECREDIT SECURITIES, INC.
1111 BRICKELL AVENUE, SUITE 1575
MIAMI, FL 33131-3125

George F Valle
Chief Financial Officer/ Principal

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Venecredit Securities, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Venecredit Securities, Inc. as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Venecredit Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venecredit Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Schedule of the Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 ("Supplementary Information") as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of Venecredit Securities, Inc.'s financial statements. The Schedule of the Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are the responsibility of management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule of the Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 26, 2015

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Venecredit Securities Inc. Exemption Report, in which (1) Venecredit Securities Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Venecredit Securities Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Venecredit Securities Inc. stated that Venecredit Securities Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception. Venecredit Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Venecredit Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 26, 2015

Venecredit Securities Inc Exemption Report

Venecredit Securities Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2) (ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Venecredit Securities Inc

We, Alvaro Frias / George F Valle, affirm that, to our best knowledge and belief, this Exemption Report is true and correct.

By: Alvaro Frias

Title: CEO / Managing Director

By: George F Valle

Title: CFO / Finop George F. Valle

February 26, 2015

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Those Charged with Governance
Venecredit Securities Inc.
Miami, Florida

To assist Those Charged with Governance in overseeing the financial reporting process of Venecredit Securities Inc. ("Company") for which management is responsible, we are submitting this letter.

AUDITOR'S RESPONSIBILITY UNDER THE STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD

An audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) is designed to obtain reasonable, but not absolute, assurance about whether the financial statements are free from material misstatement.

When performing a review of the statements made by a broker or dealer in an exemption report (a "review engagement"), the auditor's objective is to state whether, based upon the results of the review procedures, the auditor is aware of any material modifications that should be made to the broker's or dealer's assertions for the assertions to be fairly stated, in all material respects.

The objective of the auditor of the financial statements, when engaged to perform audit procedures and report on supplemental information that accompanies audited financial statements, is to obtain sufficient appropriate audit evidence to express an opinion on whether the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

ACCOUNTING POLICIES AND PRACTICES, ESTIMATES AND SIGNIFICANT UNUSUAL TRANSACTIONS AND OUR EVALUATION OF THE QUALITY OF THE COMPANY'S FINANCIAL REPORTING

<u>Critical Accounting Policies, Practices and Estimates:</u> We are required to discuss with Those Charged with Governance our judgment about the Company's critical accounting policies and practices. Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results, and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Further, we are required to discuss with Those Charged with Governance our judgment about the Company's critical accounting estimates. Critical accounting estimates are accounting estimates where (a) the nature of the estimate is material due to levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (b) the impact of the estimate on financial condition or operating performance is material.

We consider the following accounting policies, practices and estimates to be critical, as defined above.

- Fair Value of Financial Instruments

During our meeting we will address the following items in our discussion:

- The reasons certain policies and practices are considered critical;
- How current and anticipated future events might affect the determination of whether certain policies and practices are considered critical;
- Our assessment of management's disclosures related to the critical accounting policies and practices, along with any significant modifications to the disclosure of those policies and practices proposed that management did not make;
- The process management used to develop critical accounting estimates;
- Management's significant assumptions used in critical accounting estimates that have a high degree of subjectivity;
- Any significant changes management made to the process used to develop critical accounting estimates or significant assumptions, management's reasons for the changes, and the effects of the changes on the financial statements;
- The basis for our conclusions regarding the reasonableness of the critical accounting estimates.

Initial Selection of, or Changes in, Significant Accounting Policies or Practices: In addition to the above critical accounting policies, practices and estimates, Those Charged with Governance should be informed of the initial selection of, or changes in, significant accounting policies or the application of such policies in the current period. There were no significant accounting policies or application of such policies in the current period.

Effect of Significant Accounting Policies in Controversial Areas or Areas Where There is a Lack of Authoritative Guidance or Consensus, or Diversity in Practice: We are required to communicate the effect of significant accounting policies in controversial areas or areas where there is a lack of authoritative guidance or consensus, or diversity in practice. We are not aware of any significant accounting policies used by the Company related to controversial areas or areas for which there is a lack of authoritative guidance or consensus, or diversity in practice.

Qualitative Aspects of Significant Accounting Policies and Practices: Those Charged with Governance should also be informed of the qualitative aspects of the significant accounting policies and practices. We consider the following accounting policies and practices to be significant.

- Fair Value of Financial Instruments

During our meeting we will refer to the Company's accounting policies footnote in the financial statements. We will address the following items in our discussion:

- The results of our evaluation of, and conclusions about, the qualitative aspects of the Company's significant accounting policies and practices, including situations in which we identified bias in management's judgments about the amounts and disclosures in the financial statements;
- The results of our evaluation of the differences between estimates best supported by the audit evidence and estimates included in the financial statements, which are individually reasonable, that indicate a possible bias on the part of the Company's management.

Significant Unusual Transactions: Those Charged with Governance should be aware of methods used to account for significant transactions that are outside of the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size, or nature. We are not aware of any significant unusual transactions recorded by the Company.

Financial Statement Presentation: We are required to evaluate whether the presentation of the financial statements and the related disclosures are in conformity with Generally Accepted Accounting Principles, including our consideration of the form, arrangement, and content of the financial statements.

- In our evaluation of the financial statements and related disclosures there were no issues to communicate related to the form, arrangement, and content of the financial statements.

New Accounting Pronouncements: We are responsible for informing Those Charged with Governance about any concerns regarding management's anticipated application of accounting pronouncements that have been issued but are not yet effective and might have a significant effect on future financial reporting.

There were no such concerns regarding management's anticipated application of accounting pronouncements requiring communication.

Alternative Accounting Treatments: We are required to discuss alternative treatments permissible under Generally Accepted Accounting Principles for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments and the treatment preferred.

- There were no such alternative treatments that were discussed with management.

CORRECTED AND UNCORRECTED AUDIT ADJUSTMENTS

Corrected Audit Adjustments: We are responsible for informing Those Charged with Governance about adjustments to the financial statements arising from our audit.

Account Name	Debit	Credit
Income Tax Expense	542	
Accrued Income Tax	18,221	
Deferred Tax Asset		11,578
Deferred Tax Liability		7,185

To record 2014 additional tax and its related deferred portion

We will address the following item in our discussion:

- The implications that such corrections might have on your financial reporting process

Uncorrected Audit Adjustments: We are also responsible for informing Those Charged with Governance about uncorrected financial statement misstatements aggregated by us during the current engagement and pertaining to the latest period presented that were determined by management to be immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

Account Name	Debit	Credit
Retained Earnings	27,878	
Legal fees		27,878

Current year impact of prior period uncorrected audit adjustment.

During our meeting we will discuss the following items:

- Basis for our determination that the uncorrected misstatements were immaterial, including the qualitative factors considered;
- The possibility that the uncorrected misstatements or matters underlying the uncorrected misstatements could potentially cause future-period financial statements to be materiality misstated, even if it was concluded that the uncorrected misstatements are immaterial to the financial statements under audit.

OTHER COMMUNICATIONS

Communication Item	Results
Other Information In Documents Containing Audited Financial Statements Those Charged with Governance often considers information prepared by management that accompanies the financial statements. To assist your consideration of this information, we read such information and consider whether such information, or the manner of its presentation, is materially inconsistent with information in the audited financial statements. If we consider the information materially inconsistent based on this reading, we are to seek a resolution of the matter.	We read the following items and noted no material inconsistencies or misstatement of facts in such information based on our reading thereof. • Financial Statements and Footnotes to Financial Statements • Form X17a-5 and other items bound with the audited financial statements pursuant to Rule 17a-5.
Difficulties or Contentious Matters We are required to discuss with Those Charged with Governance any difficulties or contentious matters for which we consulted outside of the engagement team	During the audit, there were no such issues for which we consulted outside the engagement team.
Consultations With Other Accountants If we are aware that management consulted with other accountants about significant auditing and accounting matters and we have a concern about such matters, we are to inform Those Charged with Governance of such consultation and provide our views on the matters discussed.	To our knowledge, there were no such consultations with other accountants.
Material Written Communications As required by the SEC's final rule on Auditor Independence, we are required to discuss with Those Charged with Governance certain material written communications.	Material written communications that are required to be discussed include the following. • Management's representation letter to us (a copy is attached); • Our engagement letter (previously discussed with and approved by Those Charged with Governance); • Our confirmation of independence (previously discussed with Those Charged with Governance).
Departures from the Auditor's Standard Report We are required to communicate any modifications to the auditor's opinion or explanatory language included in the auditor's report.	There were no modifications to the auditor's opinion or any explanatory language included in the auditor's report.
Disagreements With Management We are required to discuss with Those Charged with Governance any disagreements with management, whether or not satisfactorily resolved, that individually or in the aggregate could be significant to the Company's financial statements or the auditor's report.	During our audit, there were no such disagreements with management.
Significant Difficulties Encountered In Performing The Audit We are to inform Those Charged with Governance of any significant difficulties encountered in dealing with management related to the performance of the audit.	There were no difficulties encountered in dealing with management related to the performance of the audit.

Communication Item	Results
Communications Regarding Internal Controls As Required by PCAOB Standards We are required to communicate the following items to Those Charged with Governance: • All significant deficiencies and material weaknesses identified during our audit must be reported, in writing, to management and Those Charged with Governance in a timely manner and before the issuance of our report on internal control over financial reporting. • If we conclude that the oversight of the Company's external financial reporting and internal control over financial reporting by Those Charged with Governance is ineffective, we would be required to address such information, in writing, directly to the Board of Directors. • That all deficiencies in internal control over financial reporting that are of a lesser magnitude than material weaknesses, and have not been communicated by the internal audit function or others within the organization, have been reported to management.	We direct your attention to the Review Report which did not include any exceptions to the exemption provisions included in management's assertion or document the exceptions to the exemption provisions included in management's assertion.
Communications Regarding the Exemption Review of Brokers and Dealers • Any exceptions to the exemption provisions identified by the auditor and information that causes the broker's or dealer's assertions about the exemption provisions not to be fairly stated, in all material respects.	We direct your attention to the Review Report which did not include any exceptions to the exemption provisions included in management's assertion or document the exceptions to the exemption provisions included in management's assertion.
Other Matters We are to communicate any other matters arising from the audit that are significant to the Company's financial reporting process, including complaints or concerns regarding accounting or auditing matters that have come to our attention during the audit.	No additional matters were noted during our audit.

We were pleased to serve your Company as its independent auditors and look forward to our continued relationship. We provide the above information to assist you in performing your oversight responsibilities, and would be pleased to discuss this letter or any matters further, should you desire. This letter is intended solely for the information and use of Those Charged with Governance, Board of Directors, management and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 26, 2015

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Independent Accountants' Report
on Applying Agreed-Upon Procedures

To the Management and the Board of Directors of Venecredit Securities Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Venecredit Securities Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the annual audited financial statements with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting adjustments, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the schedules and working papers supporting adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 26, 2015